

02003099



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45693

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kansas City Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6320 Lamar
(No. and Street)

Overland Park,	Kansas	66202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Donaldson (913) 384-4994
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name — *if individual, state last, first, middle name*)

Twelve Wyandotte Plaza 120 West 12th Street, Suite 1200	Kansas City,	Missouri	64105-1936
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*



OATH OR AFFIRMATION

I, Mark Donaldson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kansas City Brokerage, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

PATRICIA B. CARUSO
Notary Public - State of Kansas
My Appt. Expires 8-8-2005

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Accountants' Report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kansas City Brokerage, Inc.

Form X-17A-5

Financial and Operational Combined Uniform Single Report

December 31, 2001


BKD
LLP




Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380

bkd.com

Independent Accountants' Report

Board of Directors
Kansas City Brokerage, Inc.
Overland Park, Kansas

We have audited the accompanying statement of financial condition of Kansas City Brokerage, Inc. (a 79% owned subsidiary of DeMarche Associates, Inc.) as of December 31, 2001, and the related statements of operations, retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Brokerage, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions for Success

BKD, LLP

Kansas City, Missouri
January 30, 2002


A member of
Moores Rowland
International





Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380

bkd.com

To the Board of Directors
Kansas City Brokerage, Inc.
Overland Park, Kansas

In planning and performing our audit of the financial statements of Kansas City Brokerage, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons

Recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
January 30, 2002

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$	626,734
Consulting contract receivables		153,621
Receivable from clearing agent		29,924
Deferred income taxes		25,100
Total assets	$	835,379

Liabilities

Related party payable	$	50,126
Services due to customers		60,801
Third-party payer funds		452,525
Total liabilities		563,452
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		277,724
Retained earnings		(5,807)
Total stockholders' equity		271,927
Total liabilities and stockholders' equity	$	835,379

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2001

Revenues	
Brokerage income, net of clearing broker commissions	$ 857,788
Other income	19,417
	877,205
Expenses	
Purchased services	572,774
Other expenses	344,371
Total expenses	917,145
Operating Expense	(39,940)
Other Interest Income	1,037
Net Loss	$ (38,903)

See Notes to Financial Statements

Kansas City Brokerage, Inc.
Statement of Retained Earnings
Year Ended December 31, 2001

Balance, January 1, 2001	$	33,096
Net loss		(38,903)
Balance, December 31, 2001	$	(5,807)

Kansas City Brokerage, Inc.

Statement of Cash Flows

Year Ended December 31, 2001

Operating Activities		
Net loss	$	(38,903)
Changes in		
Consulting contract receivables		(27,112)
Receivable from clearing agent		(11,473)
Income taxes receivable/payable		16,000
Third-party payer funds		86,484
Services due to customers		(16,241)
Related party payable		20,002
Increase in Cash and Cash Equivalents		28,757
Cash and Cash Equivalents, Beginning of Year		597,977
Cash and Cash Equivalents, End of Year	$	626,734

Additional Cash Payment Information

Income tax refunds received	$	16,000

Kansas City Brokerage, Inc.

Notes to Financial Statements

December 31, 2001

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and in return makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2001, cash equivalents consisted of a money market account.

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Kansas City Brokerage, Inc.
Notes To Financial Statements
December 31, 2001

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company has a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provides that the Company pay $25,000 per month for the period from January 1, 2001 to May 31, 2001, $30,000 per month for the period from June 1, 2001 to November 30, 2001 and $25,000 per month for the period from December 1, 2001 to December 31, 2001.

Note 3: Income Taxes

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax benefit is shown below:

Computed at the statutory rate (15%)	$	(6,000)
Increase (decrease) resulting from		
State income taxes - net of federal tax benefit		(1,500)
Change in deferred tax assets valuation allowance		7,500
Actual tax benefit	$	0

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

Deferred tax assets		
Services due to customers	$	11,700
Net operating loss carryforwards		44,100
Net deferred tax asset before valuation allowance		55,800
Valuation allowance		
Beginning balance		(23,200)
Increase during the period		(7,500)
Ending balance		(30,700)
Net deferred tax asset	$	25,100

Kansas City Brokerage, Inc.

Notes to Financial Statements

December 31, 2001

The above net deferred tax asset is presented on the balance sheet as follows:

Deferred tax asset	$ 25,100

The Company has unused operating loss carryforwards of approximately $232,000, which expire between 2019 and 2021.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was 6.78 to 1 as of December 31, 2001. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $83,146 as of December 31, 2001, which exceeded the required net capital by $45,583.

Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Aggregate indebtedness	$	563,452
Stockholders' equity	$	271,927
Less nonallowable assets:		
Consulting contract receivables		(153,621)
Deferred tax asset		(25,100)
Less haircuts on money market account		(10,060)
Net capital		83,146
Less net capital requirements - greater of $5,000 or 1/15 of aggregate indebtedness		37,563
Net capital in excess of requirement	$	45,583
Ratio of aggregate indebtedness to net capital		6.78

Note: The Company is in compliance with the exemption provisions from Rule 15c3-3.

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.